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                                                        Filed by XCare.net, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Healthcare.com Corporation
                                                   Commission File No. 000-27056

ON MAY 14, 2001, XCARE.NET, INC. ISSUED THE FOLLOWING PRESS RELEASE:

CONTACTS:
Gary Scherping                                     Shannon Hodges
XCare.net                                          Healthcare.com
(800) 723-3033 x212                                (770) 423-8436

Investor Relations:
Christine Mohrmann / Eric Boyriven
Financial Media: Claudine Cornelis
Morgen-Walke Associates
(212) 850-5600

             XCARE.NET TO ACQUIRE HEALTHCARE.COM AND CONFER SOFTWARE

         Acquisitions expected to accelerate achieving profitability by third quarter of 2001

          Annualized first quarter 2001 revenue of combined companies reaches $87.5 million

ENGLEWOOD, CO, May 14, 2001 - XCare.net, Inc. (Nasdaq: XCAR), a leading eBusiness solutions and service provider, today announced that it has reached a definitive agreement to acquire Healthcare.com Corporation, (NASDAQ: HCDC), an Atlanta-based provider of Enterprise Application Interface (EAI) tools and enterprise-wide integration solutions, and Confer Software, Inc., a privately-held developer of award-winning e-Business process management systems, based in San Carlos, CA.

XCare.net will acquire Healthcare.com in a purchase transaction whereby Healthcare.com shareholders will receive a fixed exchange of 0.375 shares of XCare.net common stock for each share of Healthcare.com common stock. This exchange ratio equates to Healthcare.com owning approximately 37.5% of the combined company. At Monday's closing price of XCare.net stock at $7.50 per share, the transaction would be valued at approximately $84.0 million. In a separate purchase transaction, XCare.net will acquire all of the outstanding capital stock of Confer for 595,000 shares of XCare.net
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common stock and $450,000 in cash. The Boards of Directors of XCare.net,
Healthcare.com and Confer have approved the transactions. Upon completion of the transaction with Healthcare.com, XCare.net's Board of Directors will include three of the current directors from Healthcare.com. Jeffrey Krauss will remain as Chairman of the Board. The Company expects to complete the transactions with Confer and Healthcare.com in the second quarter and third quarter of 2001, respectively. Pro forma first quarter 2001 annualized revenue for the newly combined entity was $87.5 million and the transactions are expected to be accretive to XCare.net's earnings.

The acquisitions will solidify XCare.net's leadership position in providing XML-based business-to-business (B2B) software tools and services for rapid application development and deployment of mission-critical web-based applications to a combined installed base of more than 1000 customers. Healthcare.com and Confer products strengthen and expand the Company's offering by adding "best of breed" tools for back-end data integration, front-end development and workflow process automation.

Healthcare.com is a leading provider of data access, integration, indexing and delivery solutions with more than 2000 sites currently under license for its products. Healthcare.com has demonstrated that its products shorten implementation cycles, integrate disparate platforms and allow information to be shared and managed across enterprises. Sales are handled through a direct sales force and a worldwide distribution network. The company currently has over 380 employees.

Confer Software is a leading provider of eBusiness Process Management (eBPM) software infrastructure, tools and applications. The Company's patented, award-winning eBPM platform enables business to streamline and automate key processes with speed, flexibility, scalability, reliability and security. In addition, applications can be developed and deployed in as little as four months and are easily adapted to any organization's specific requirements and existing workflow structure.

Following the close of both transactions, XCare.net will have over 600 employees. The Company's headquarters will remain in the Denver metropolitan area, with operations in Atlanta, the San Francisco Bay Area, Los Angeles, Dallas, Albuquerque, Columbus, Ohio, and New York. Lorine Sweeney will continue to lead the executive management team as chief executive officer with Gary Scherping as chief financial officer. Robert Murrie, currently chief executive officer of Healthcare.com, will join XCare.net as president and chief operating officer. Ann Ting, currently president and chief operating officer of Confer Software, will join the Company as chief technology officer.

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"Our vision at XCare.net has been based on enhancing and strengthening the power and capability of our XTiera Platform to create strategic e-business solutions quickly and efficiently for our customers," said Lorine Sweeney, president and CEO of XCare.net. "Today, we are creating a company whose combined technologies will offer complete, integrated solutions with revenue in excess of $87.5 million and a strong cash position to fuel our growth while accelerating our path to profitability, " she added.

"We welcome the employees of Healthcare.com and Confer to the XCare.net family. We see tremendous opportunities to scale our business, cross-sell into our combined installed base, pursue new vertical market opportunities and further expand strategic partnerships as we continue to build a world-class company of which we all can be proud," Sweeney concluded. Robert Murrie, chief executive officer of Healthcare.com added, "The integration of technologies offered by Healthcare.com and Confer into the XTiera Platform will provide customers in any industry, comprehensive, end-to-end solutions from Enterprise Application Integration Tools, through rapid transaction and content switching, to the most advanced workflow and workbench tools for rapid application development and deployment."

"Together, we have the opportunity to combine the strength of three proven e-business technologies, and substantively broaden our market reach and penetration," commented Ann Ting, president and chief operating officer of Confer. "Confer's award-winning software, substantial sales pipeline, and well-established client and partner base highly complement XCare.net's strategic direction," she said.

CONFERENCE CALL

XCare.net will host a conference call and provide a slide presentation tomorrow, May 15, 2001 at 8:30 a.m. EDT, which will be broadcast live over the Internet. To access the webcast and slides, please visit the Investor Relations section of the Company's website, www.xcare.net. For those who cannot access the live broadcast, a replay will be available on the Company's website or by calling
(703) 326-3020, Access Code 5237470.

ABOUT XCARE.NET

XCare.net is a leading provider of strategic business-to-business Internet solutions. The Company builds mission-critical Web sites using its XML-based XTiera(TM) Platform. Customized strategic portals are created to process high-value transactions, offer innovative applications, and enhance customers' brands. In addition to lowering costs through process efficiencies, XCare.net facilitates revenue-generating opportunities for organizations through the strategic portals built using the XCare.net XTiera(TM) Platform. For more information, please visit www.XCare.net.
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ABOUT HEALTHCARE.COM

Headquartered in Marietta, Georgia, Healthcare.com Corporation is a premiere provider of data access, integration, indexing and delivery software and services that use information housed in existing, unrelated applications to improve the enterprise's business processes. The Company's products, services and solutions bridge the fundamental gap between the systems upon which enterprises rely, and new Internet, wireless or transaction-based solutions being brought to market. The Company's service organization offers a full range of Healthcare.com product-related services, from training to interface creation to long-term dedicated resources. The Company's Solution Sourcing(TM) family of services allows clients to outsource their integration, application hosting, and/or full IT facilities management functions to Healthcare.com. For more information, visit the Company's web site at www.healthcare.com

ABOUT CONFER SOFTWARE

Confer Software develops and markets the award-winning XML-based eBusiness process management system, ConferWeb(TM), which allows organizations to link both people and systems in cohesive business processes spanning multiple departments, business partners and customers. ConferWeb offers a visual application development environment, people-oriented workflow, wireless support, and application integration to achieve unprecedented speed to deployment, business agility and enterprise-caliber performance, scalability and security. For more information, please visit www.confer.com.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements that involve risks and uncertainties. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others: (1) risks relating to the acquisitions of Healthcare.com and Confer, including difficulties with integrating the companies' businesses, technologies and cultures, diversion of management's attention from other business concerns, and exposure to unforeseen liabilities or risks associated with entering new markets; (2) the risk that XML fails to become a standard data exchange protocol for the Internet, which would limit the marketability of our products; (3) the risk that we may lose an important customer, given the concentration of our revenues in a few customers; (4) the risk that we may not be successful in developing and maintaining relationships in the healthcare industry; and (5) the risk that the healthcare industry may not accept a common technology platform or an Internet-based work flow. Additional risks associated with XCare.net's business can be found in most recent Annual Report on Form 10-K and its forthcoming Quarterly Report on Form 10-Q filed with the SEC.
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                               * * * * * * * * * *

THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

XCare.net will be filing an S-4 registration statement and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com's and XCare.net's respective stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC's web site, www.sec.gov, from XCare.net investor relations at 6400 Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, Attention:
Christine Mohrmann / Eric Boyriven or from Healthcare.com investor relations at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Shannon Hodges. In addition to the registration statement and the joint proxy statement/prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the SEC, which are also available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above.

Healthcare.com, XCare.net and each company's respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the acquisition. Information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com's 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in the proxy statement for XCare.net's 2001 annual meeting of stockholders to be held on June 7, 2001. The proxy statements for Healthcare.com's and XCare.net's 2001 annual meetings are available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above. Investors and stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.